AB 2/28



SECUR 07001623 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



RECEIVED
FEB 2 ? 2007

SEC FILE NUMBER
8- 46748

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 01, 2006 (MM/DD/YY) AND ENDING DECEMBER 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WACHOVIA INSURANCE SERVICES BROKER DEALER INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

227 WEST TRADE STREET
(No. and Street)

CHARLOTTE	NORTH CAROLINA	28202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KENNETH W GODFREY, PRESIDENT — 704-335-4545 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WAGNER NOBLE & COMPANY
(Name – *if individual, state last, first, middle name*)

5970 FAIRVIEW ROAD SUITE 402	CHARLOTTE	NORTH CAROLINA	28210
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 2 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/9

OATH OR AFFIRMATION

I, KENNETH W GODFREY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WACHOVIA INSURANCE SERVICES BROKER DEALER INC, as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A



Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ CASH FLOWS.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WACHOVIA INSURANCE SERVICES BROKER DEALER, INC.

FINANCIAL STATEMENTS

December 31, 2006

TABLE OF CONTENTS


WAGNER
NOBLE
& COMPANY

CERTIFIED
PUBLIC ACCOUNTANTS

Independent Auditor's Report

To the Board of Directors
Wachovia Insurance Services Broker Dealer, Inc.:

We have audited the accompanying statement of financial condition of Wachovia Insurance Services Broker Dealer, Inc. as of December 31, 2006, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wachovia Insurance Services Broker Dealer, Inc. at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11, 13, and 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Charlotte, North Carolina,
February 21, 2007

Wagner Noble + Company

WACHOVIA INSURANCE SERVICES BROKER DEALER, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

ASSETS

Cash and cash equivalents	$8,112,035
Long-term investment	3,300
Accounts receivable	383,763
Due from related party	24,845
Income taxes receivable	20,437
Deferred tax assets	7,382
	$8,551,762

LIABILITIES AND STOCKHOLDER'S EQUITY

Accrued expenses	$207,843
Income taxes payable	140,340
Advance from related party	2,373,015
Total liabilities	2,721,198
STOCKHOLDER'S EQUITY:	
Common stock (No par value, 1,000 shares authorized, 500 shares issued and outstanding)	20,000
Retained earnings	5,810,564
Total stockholder's equity	5,830,564
	$8,551,762

The accompanying notes to financial statements are an integral part of this statement.

WACHOVIA INSURANCE SERVICES BROKER DEALER, INC.

STATEMENT OF OPERATIONS

For the year ended December 31, 2006

REVENUES:	
Commissions and fees	$5,151,810
Interest income	45,343
Total revenues	5,197,153
EXPENSES:	
Incentive commissions	410,492
Franchise and other taxes	4,608
Licenses and registration	78,737
Occupancy expense	62,975
Professional fees	10,325
Interest expense	63,451
Other	341,768
Total expenses	972,356
INCOME BEFORE INCOME TAXES	4,224,797
PROVISION FOR INCOME TAXES:	
Current	1,523,459
Deferred	14,648
Total provision for income taxes	1,538,107
NET INCOME	$2,686,690

The accompanying notes to financial statements are an integral part of this statement.

WACHOVIA INSURANCE SERVICES BROKER DEALER, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the year ended December 31, 2006

	Common Stock		Retained	
	Shares	Par Value	Earnings	Total
Balance, December 31, 2005	500	$20,000	$3,123,874	$3,143,874
Net income	-	-	2,686,690	2,686,690
Balance, December 31, 2006	500	$20,000	$5,810,564	$5,830,564

The accompanying notes to financial statements are an integral part of this statement.

WACHOVIA INSURANCE SERVICES BROKER DEALER, INC.

STATEMENT OF CASH FLOWS

For the year ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$2,686,690
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in accounts receivable	(383,763)
Increase in due from related party	(24,845)
Decrease in income taxes receivable	40,111
Decrease in deferred tax asset	14,648
Increase in accrued expenses	102,291
Increase in income taxes payable	140,340
Net cash provided by operating activities	2,575,472
CASH FLOWS FROM FINANCING ACTIVITIES:	
Advance from related party	1,540,549
NET INCREASE IN CASH AND CASH EQUIVALENTS	4,116,021
CASH AND CASH EQUIVALENTS, beginning of year	3,996,014
CASH AND CASH EQUIVALENTS, end of year	$8,112,035

The accompanying notes to financial statements are an integral part of this statement.

WACHOVIA INSURANCE SERVICES BROKER DEALER, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2006

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The Company – Mecklenburg Securities Corporation, incorporated on September 14, 1993 in North Carolina, changed its name to Wachovia Insurance Services Broker Dealer, Inc. (the Company), during 2006. The Company is a member of the National Association of Securities Dealers, Inc. (NASD) and is authorized to market variable life insurance contracts and variable annuities. Primary operations of the Company involve commission income received from various insurance companies.

Effective September 1, 1999, all outstanding capital stock of the Company was acquired by Wachovia Corporation (Wachovia). At the same time, Wachovia acquired Barry, Evans, Josephs, and Snipes, Inc., a corporation affiliated with the Company through common ownership. Through this acquisition, the Company became a wholly-owned subsidiary of Barry, Evans, Josephs, and Snipes, Inc. (the Parent).

The financial statements report the activity of the Company on a historical-cost basis, and do not include any adjustments to reflect the acquiring company's basis of accounting.

Basis of Accounting – Wachovia Insurance Services Broker Dealer, Inc. prepares its financial statements on the accrual basis of accounting. Under this method, revenue is recognized when earned and expenses are recognized when goods or services are received.

Income Taxes - The Company reports income taxes on its earnings as allocated by its Parent, due to its inclusion in the Parent's consolidated income tax returns. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. All refundable income taxes, income tax accruals, and income tax expense or benefit are computed, authorized, and allocated by the Parent.

Property and Equipment – Property and equipment are stated at cost. Maintenance and repairs are charged to expense as incurred, and renewals and betterments are capitalized. Gain or loss on disposals is credited or charged to operations.

Depreciation – Depreciation is computed using the straight-line method for book purposes based on estimated useful lives ranging from three to five years. Since all assets are fully depreciated, there is no depreciation expense for the year ended December 31, 2006.

Cash Equivalents – The Company invests excess cash in bank overnight accounts on a daily basis. For purposes of reporting cash flows, the Company considers all short-term highly liquid investments with a maturity of three months or less to be cash equivalents.

Financial Instruments – The Company estimates the fair value of all financial instruments to be equal to the book value reflected in the accompanying financial statements.

Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. RELATED PARTIES:

As explained in Note 1, the Company is a wholly-owned subsidiary of Barry, Evans, Josephs, and Snipes, Inc. The Parent provides the Company with office space and other office services. During the year ended December 31, 2006, the Company paid Barry, Evans, Joseph and Snipes, Inc. $62,975 for rental of its office space and reimbursement of other office operating costs. Wachovia also charged the Company $63,451 of interest.

3. NET CAPITAL REQUIREMENTS:

The Company is subject to the requirements of rule 15c3-1 under the Securities Exchange Act of 1934. This rule prohibits a broker-dealer from engaging in security transactions when its "aggregate indebtedness" exceeds 15 times its "net capital", as those terms are defined in the rule. Because the Company does not receive or hold any customers' securities or cash, it is required to maintain a minimum net capital of $5,000. The Company's net capital and net capital ratios were $5,774,600 and .47 to 1, respectively at December 31, 2006.

4. RESERVE REQUIREMENTS:

The Company does not hold, carry or maintain cash or securities for the benefit of its customers, or perform custodial functions, and is exempted under paragraph (k)(1) of rule 15c3-3 from reserve requirements of that rule.

5. FOCUS REPORT:

A reconciliation of differences between the Company's FOCUS Report as of December 31, 2006 and the accompanying financial statements for the year then ended is as follows:

December 31, 2006	FOCUS Report	Financial Statements	Differences
Cash and cash equivalents	$8,107,743	$8,112,035	($4,292)
Receivables - other	467,664	436,427	31,237
Other assets	3,300	3,300	-
Accounts payable - other	(2,751,016)	(2,721,198)	(29,818)
	$5,827,691	$5,830,564	($2,873)
For the three months ended December 31, 2006			
Revenues	$1,878,204	$1,472,010	$406,194
Expenses (including federal income taxes)	1,132,043	643,453	488,590
Net income after federal income taxes	$746,161	$828,557	($82,396)

These differences are primarily due to revenue and expense items not previously accrued.

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission included with these financial statements also differs from the FOCUS report due to revenue and expense items not previously accrued. The most recent annual report of the Company is available for examination at the offices of the Company and the Atlanta regional office of the Securities and Exchange Commission.

6. SUBORDINATED LIABILITIES:

The Company had no subordinated liabilities at December 31, 2006.

7. LONG-TERM INVESTMENT:

The Company holds 300 shares of The NASDAQ Stock Market, Inc. at a cost of $3,300. It is the intent of the Company to hold this security indefinitely. At December 31, 2006, the fair market value of this security approximated cost.

8. INCOME TAXES:

The Company is included in the consolidated federal income tax return filed by its Parent. Federal income taxes are calculated as if the Company filed a separate federal tax return. The Company files its own state income tax return.

At December 31, 2006, the current deferred tax assets result from the Company's prior net operating losses for state income tax purposes.

Following are the components of deferred tax assets shown on the Company's balance sheet at December 31, 2006:

Deferred tax assets:	
Federal	$6,189
State	1,193
Total deferred tax assets	$7,382

Summary of the provision (benefit) for income tax for the year ended December 31, 2006, is as follows:

Federal provision (benefit):	
Current	$1,297,004
Deferred	(7,868)
	1,289,136
State provision (benefit):	
Current	226,455
Deferred	22,516
	248,971
Total income tax provison	$1,538,107

The Company has not recorded any valuation allowance against deferred taxes as of December 31, 2006.

9. COMMITMENTS AND CONTINGENCIES:

The Company's deposits on hand in financial institutions at times exceed federally insured amounts. At December 31, 2006, the Company had approximately $6,642,800 on deposit in one bank which is federally insured for $100,000 and $1,469,200 of lockbox funds on deposit in the Parent bank as of December 31, 2006.

The Company has a geographic concentration of risk in that it operates mostly in the Southeast. The ability of the Company to generate future revenues is dependent upon the economic conditions within that area. Management feels that this concentration represents a normal business risk.

WACHOVIA INSURANCE SERVICES BROKER DEALER, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2006

Stockholder's equity		$5,830,564
Less non-allowable assets:		
Securities not readily marketable:		
NASDAQ Stock Market, Inc.	$3,300	
Income taxes receivable	20,437	
Due from related party	24,845	
Deferred tax assets	7,382	55,964
Net capital		$5,774,600
Aggregate indebtedness:		
Accrued expenses	$207,843	
Income taxes payable	140,340	
Advance from related party	2,373,015	$2,721,198
Minimum net capital required		$181,414
Excess net capital		$5,593,186
Excess net capital at 1,000 percent		$5,502,479
Ratio: Aggregate indebtedness to net capital		.47 to 1

Continued

WACHOVIA INSURANCE SERVICES BROKER DEALER, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION - Continued

As of December 31, 2006

Reconciliation with Company's computation in Part II of Form X-47A-5 as of December 31, 2006

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$5,551,524
Audit adjustments due to revenue and expenses not previously accrued	223,076
Net capital per above	$5,774,600
Aggregate indebtedness as reported in Company's Part II (unaudited) FOCUS report	$2,751,016
Audit adjustments due to revenue and expenses not previously accrued	(29,818)
Net aggregate indebtedness per above	$2,721,198

WACHOVIA INSURANCE SERVICES BROKER DEALER, INC.

MATERIAL INADEQUACIES - RULE 17a

For the year ended December 31, 2006

Material Inadequacy	Corrective Action Taken or Proposed
None	Not applicable



CERTIFIED
PUBLIC ACCOUNTANTS

Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

To the Board of Directors
Wachovia Insurance Services Broker Dealer, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Wachovia Insurance Services Broker Dealer, Inc. (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-(5)(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practice and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC; and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Charlotte, North Carolina,
February 21, 2007.

Wayne Noble & Company

END